PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA	Phone 781.663.6900 Fax 781.663.5969 www.perkinelmer.com

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

PerkinElmer, Inc.

940 Winter Street

Waltham, MA 02451

Attn:   Joel S. Goldberg, Esq.

SVP, General Counsel and Secretary

781-663-6900

June 30, 2010

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attn:	Ms. Cecilia Blye, Chief, Office of Global Security Risk Ms. Peggy Fisher, Assistant Director, Division of Corporation Finance

Re:	Comment Letter Response PerkinElmer, Inc. Form 10-K for the Fiscal Year Ended January 3, 2010 Filed March 1, 2010 File No. 1-05075

Dear Ms. Blye and Ms. Fisher:

The following is the response of PerkinElmer, Inc. (“PerkinElmer” or “Company”) to the June 22, 2010 comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“Staff”). For ease of reference, the format of this letter matches that of the Staff’s letter, with the comment of the Staff presented in italics followed by our response in standard typeset.

The Company’s response is as follows:

1.	We are aware of an April 2010 news report that your atomic absorption spectrometer was offered for sale at a recent trade show in Iran. The article also refers to activity by your “former

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June 30, 2010

Iranian distributor.” Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

Response 1:

PerkinElmer actively employs comprehensive policies, procedures, and systems to ensure compliance with applicable U.S. export control and economic sanctions laws. We educate and train our employees about U.S. export control and economic sanctions compliance requirements pertaining to our business. We also regularly review and update policies and procedures for conducting our business to maintain ongoing compliance with U.S. export controls and economic sanctions. Consistent with our corporate policies and established trade compliance practice, PerkinElmer does not do business directly or indirectly with Iran, unless authorized by U.S. law.

Accordingly, to the best of PerkinElmer’s knowledge, understanding and belief, and, except as described below, for the last five years: (1) PerkinElmer has not had any contacts with Iran, whether through subsidiaries, distributors, or other direct or indirect arrangements, (2) PerkinElmer has not provided any products, components, equipment, technology, software or services, directly or indirectly, into Iran, and (3) PerkinElmer does not have any agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by that government.

The news report that you have referenced is an April 28, 2010 article that appeared in “The Australian.” The article reports the display of a PerkinElmer labeled instrument at the 2010 Iran Oil Show in Teheran. PerkinElmer was not an exhibitor at this event, either officially or unofficially, and did not display PerkinElmer equipment of any type there.

Based on the information in the article, it appears that SamaMicro was responsible for displaying the PerkinElmer instrument at the event. SamaMicro had been a PerkinElmer distributor located in Iran, but the Company has engaged in no business dealings with this distributor for at least the last five years. If SamaMicro displayed PerkinElmer equipment at the 2010 Iran Oil Show, it did so without the Company’s knowledge, authorization or involvement.

As noted, PerkinElmer has a robust compliance program that includes close cooperation with the U.S. Government. After publication of “The Australian” article, the Company contacted the Boston field office of the Office of Export Enforcement of the U.S. Department of Commerce’s Bureau of Industry and Security to provide information about the article and to explain that PerkinElmer was not involved in the event and did not know about or authorize the reported display of the instrument.

Since suspending our relationship with SamaMicro more than five years ago, representatives of SamaMicro have approached PerkinElmer from time to time to inquire whether the Company had

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June 30, 2010

changed its policy about not selling into Iran. We have consistently responded that PerkinElmer intends to comply with U.S. economic sanctions against Iran and cannot make sales to SamaMicro or to any other party in Iran unless authorized by U.S. law.

Rule 83 Confidential Treatment Request by PerkinElmer, Inc.

Request #1

The Company has also received information in the past from [**] about the possible presence of PerkinElmer instruments in Iran. For example, [**] recently reported to us that a PerkinElmer AutoDELFIA instrument was installed at [**] in Iran. To investigate such reported installation, we asked for further information about the instrument, including its serial number to track past shipments. [**] reported that the instrument’s main serial number appeared to have been removed. However, with further diligence, we were able to determine that instrument had been shipped in the past to [**] for medical end-use by a hospital in [**]. The shipment was in compliance with applicable U.S. export control law. Indeed, consistent with our export compliance requirements, the shipping invoice for this order properly declared: “These commodities or technical data are licensed by the United States for the ultimate destination of: [**]. Diversion contrary to US law is prohibited.”

The Company subsequently learned about a second PerkinElmer product awaiting customs clearance in Tehran. Based on the limited information available to us, the item appears to have been exported to [**] for the [**] end user. As part of our established compliance procedures, the Company is actively investigating whether any unlawful diversions occurred and has put all shipments to [**] on hold until these issues are resolved.

PerkinElmer, Inc. respectfully requests that the information contained in Response 1 be treated as confidential information and that the Commission provide timely notice to PerkinElmer, Inc., Joel S. Goldberg, Esq, SVP, General Counsel and Secretary, 940 Winter Street, Waltham, MA 02451, 781-663-6900 before it permits any disclosure of the bracketed information contained in Request #1 (Response 1).

2.	In addition, please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology, software, or services you have provided, directly or indirectly, into Iran have weapons or other military uses, and describe such possible uses of which you are aware. Also, tell us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, software, or services have been put to weapons or other military use by Iran, and discuss any such use of which you are aware. Finally, if any items that you have provided into Iran, directly or indirectly, have weapons application, please discuss the applicability of Section 5(b) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act of 2006, to your contacts with Iran.

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June 30, 2010

Response 2:

To the best of PerkinElmer’s knowledge, understanding and belief, the Company has not provided, directly or indirectly, any products, components, equipment, technology, software, or services to Iran that are weapons or have other military uses, or that have been put to weapons or other military use by Iran.

PerkinElmer’s atomic absorption system is an optical spectrometer designed to determine the concentration of specific metal elements in a sample by measuring the absorption of light by the electrons surrounding the element. The word “atomic” is used in the name of this instrument because it measures this property in its elemental state, not because of any relationship to nuclear weapons or military uses. Our customers generally use this system to measure the concentrations of metals to maintain clean air, water and soil, for accurate quantitative analysis of metals such as copper, zinc, and iron, quality control of finished goods in the chemical/industrial industries and to measure metals in biological matrices, such as the detection of lead in human blood from the ingestion of lead-based paint.

Our AutoDELFIA immunoassay system is an analytic instrument system that measures fluorescence for medical diagnostic purposes and is used in the U.S. and throughout the world for genetic screening tests, primarily for newborns. It is comprised of a fluorometer, shaker/incubator, washer, reagent dispenser and disk remover. The module that carries out measurements is the fluorometer, which measures parameters of fluorescence. These parameters are used to identify the presence and the amount of specific molecules in a medium. Our customers use the AutoDELFIA system to measure a wide variety of analytes in medical applications such as fertility, thyroid, anemia, celiac disease, diabetes, oncology, neonatal screening and maternal health.

3.	Please discuss the materiality of any contacts with Iran and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Response 3:

PerkinElmer has an effective trade compliance program intended to ensure full compliance with all applicable U.S. export control and economic sanctions laws. The matters discussed in Response 1 reflect the Company’s commitment to ongoing compliance. To the extent there were any

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transactions involving Iran, they were carried out by other parties without the knowledge, authorization or involvement of PerkinElmer. As to the quantitative value of any Company dealings with Iran, for the past five years, PerkinElmer has not recognized any revenue from direct or indirect sales into Iran. Accordingly, based on the facts discussed above, the Company does not believe that any contacts it has had with Iran constitute a material investment risk for PerkinElmer securityholders.

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to contact me at 781-663-5775.

Sincerely,

/s/ Joel S. Goldberg
Joel S. Goldberg
SVP, General Counsel and Secretary

cc:	Robert F. Friel, Chairman and Chief Executive Officer

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 5100

Washington, D.C. 20549